EA Series Trust
19 East Eagle Road
Havertown, PA 19083

January 30, 2024

Ms. Rebecca Ament Marquigny
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	EA Series Trust (the “Trust”)
Post-Effective Amendment No. 310 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 Keating Active ETF
Dear Ms. Marquigny:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission with respect to the Amendment relating to the Keating Active ETF (the “Fund”), a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. With respect to responses showing revisions made to the registration statement, new language is underlined. Capitalized terms not defined herein have the same meaning as in the Amendment.
1.Comment: Please confirm that the listing exchange will be updated prior to the Amendment’s effectiveness.
Response: The Trust so confirms. The Fund’s listing exchange is The Nasdaq Stock Market.
2.Comment: Please complete the Fund’s fee table and example and provide a copy to the Staff for review prior to the Fund’s effective date. Also, confirm that the fee waiver arrangement will last at least a year from the date of the prospectus. Supplementally explain how the Fund estimated “Other Expenses” and concluded that the estimated value is reasonable for the current fiscal year. With respect to footnote 3 to the “Annual Fund Operating Expenses” table, if the management fee waiver is subject to recoupment, please summarize the circumstances and the applicable criteria within the footnote.
Response: The Fund’s completed fee table and expense example is attached as Appendix A. The Trust notes that estimated AFFE for the current fiscal year is less than 1/2 of one basis point, and therefore the fee waiver agreement is not reflected in the fee table. However, if the fee waiver is applicable in the future due to AFFE, the Trust confirms that the fee waiver arrangement will last at least one year from the date of such prospectus and also confirms that the fee waiver is not subject to recoupment. “Other Expenses” have been estimated to be 0.00% for the Fund’s initial fiscal year. This estimate is based on the commitment of the Fund’s investment adviser to pay most of the Fund’s operating expenses out of its management fee.
3.Comment: Please bold the second sentence of the preamble under the caption Fees and Expenses, as required by Form N-1A.
Response: The Trust confirms the formatting of the second sentence has been revised to bold-face type.
4.Comment: With respect to footnote 1 to the “Annual Fund Operating Expenses” table, please identify the management fee as contractual and indicate the length of the contract period. Supplementally identify the non-operating expenses referenced in the last sentence and indicate their approximate aggregate value for purposes of calculating Other Expenses under Item 3 per instructions to Form N-1A. Supplementally confirm that these excluded expenses total less than 0.01% or show them under the relevant line item in the “Annual Fund Operating Expenses” table.
Response: The Trust believes the reference to the “investment advisory agreement” in footnote 1 indicates a contractual agreement exists between the Adviser and the Fund so the Trust is respectfully declining to add any further reference to the management fee being contractual. In addition, the Trust respectfully declines to indicate the length of the contract period, as the Trust believes adding such disclosure in a footnote to the fee table would confuse investors. Furthermore, the Trust does not believe Item 3 of Form N-1A requires that information in the fee table. The Trust supplementally notes that a discussion of the Fund’s advisory agreement and its initial term of two years is in the Statement of Additional Information.
Non-operating expenses would include such items as, brokerage expenses and the fees and expenses associated with the Fund’s securities lending program, if any. The Trust confirms that the Fund’s non-operating expenses are expected to be less than 0.01%.
5.Comment: Please clarify in the preamble under the caption Example, how the management fee exclusions and acquired fund fee expenses waiver assumptions are treated for purposes of Year 3 expenses.
Response: The Trust notes that estimated AFFE for the current fiscal year is less than 1/2 of one basis point. Therefore, the Trust respectfully declines to make the requested change.
6.Comment: Please add the preamble under the caption Portfolio Turnover, as required per Item 3 of Form N-1A. The preamble should state that in addition to higher transaction costs, a higher portfolio turnover rate may result in higher taxes when Fund shares are held in a taxable account.
Response: The Trust confirms the requisite preamble has been added.
7.Comment: Please revise the following phrases in Plain English: “selling well below their intrinsic value”, “seeks to limit downside capture”, and “finding opportunities that have greater upside potential than downside risk”.
Response: The Trust has deleted references to “downside capture”, “downside risk”, and “greater upside potential” and has revised “intrinsic value” in Plain English. Please see Appendix B for the revised language.
8.Comment: In the Principal Investment Strategies section, please clarify what is meant by investing in other ETFs that provide exposure to domestic or international (both developing and/or emerging) equity securities of all market capitalization sizes. In particular, are there any limitations on the percentage of ETF holdings that must be invested in holdings meeting this criteria? Can the Fund invest in sector themed ETFs or ESG themed ETFs meeting this criteria?
Response: The Trust has revised the disclosure regarding the Fund’s investments in other ETFs. Please see Appendix B for the revised language. The Trust supplementally notes that there are not any limitations on the percentage of ETF holdings that must be invested in a certain criteria. The Trust further notes that while the Fund does not invest in sector-themed or ESG-themed ETFs, the Fund may invest in ETFs that focus on a specific country or geographical region, or ETFs that provide exposure to developed and/or emerging markets countries, as described in Appendix B.
9.Comment: In the Principal Investment Strategies section, please identify which types of securities will be held to meet the capital appreciation aspect of the investment objective and which types of securities will be held to meet the income generating aspect. Supplementally confirm that the types of securities listed in the investment strategy are principal for purposes of Item 4 of Form N-1A requirements, otherwise, please move to a more appropriate location in the Prospectus.
Response: The Trust notes that the Fund’s investment objective has been revised to: “The Fund seeks total return which consists of income and capital appreciation.” The Trust respectfully declines to tie each security type to either capital appreciation or income generation because the Trust believes additional disclosure would be confusing to investors. The Trust supplementally confirms that the security types disclosed in the Principal Investment Strategies section are principal for purposes of Item 4.
10.Comment: In the Principal Investment Strategies section, please describe characteristics of emerging markets companies with long-term capital appreciation potential more clearly. Are certain information resources or valuation metrics unreliable?
Response: The Trust has revised the disclosure to state that the Sub-Adviser considers the amount of available research on emerging markets companies when selecting investments for the Fund. Please see Appendix B for the revised language. In addition, the Trust has added the following to “Emerging Markets Risk”: “Similar to foreign issuers, emerging market issuers may not be subject to uniform accounting, auditing and financial reporting standards and there may be less publicly available financial and other information about such issuers, comparable to U.S. issuers.”

11.Comment: In the Principal Investment Strategies section, please insert “at least” before $2 billion when describing market capitalization of holdings or separately give ranges that apply to mid- and large-capitalization companies.
Response: The Trust has revised its disclosure when referring to market capitalization thresholds. Please see Appendix B for the revised language.
12.Comment: In the Principal Investment Strategies section, please revise the first sentence of the fifth paragraph regarding the starting universe to clarify how all market capitalizations meet the “largest 2,000 companies by market capitalization” criteria. In addition, please explain how ADRs, in particular emerging market ADRs, are valued and meet this screen.
Response: The Trust has made the requested changes. Please see Appendix B for the revised language.
13.Comment: In the sixth paragraph in the Principal Investment Strategies section, please include more specific economic and financial factors used by the sub-adviser during its fundamental analysis. In addition, please define and explain moving averages, relative strength, and volume metrics.
Response: The Trust has deleted the references to “moving averages, relative strength, and volume metrics” and has further revised the disclosure to be more specific in the factors used by the Sub-Adviser. Please see Appendix B for the revised language.
14.Comment: In the seventh paragraph in the Principal Investment Strategies section, please consider providing examples of the sub-adviser’s review of an emerging markets company’s sustainability of earnings, excess cash generations, and consideration of companies that have defensible positions in their industry. How does the sub-adviser select emerging market companies based on the criteria noted? How does the sub-adviser know the sustainability of earnings and excess cash generation for emerging market companies?
Response: The Trust has made the requested changes. Please see Appendix B for the revised language.
15.Comment: The Staff notes the inclusion of Energy Sector Risk under the Principal Risks caption. Please add principal investment strategy disclosure describing the Fund’s corresponding sector risk.
Response: The Trust has made the requested change. Please see Appendix B for the revised language.
16.Comment: Add information to the Management Risk disclosure regarding the role of human error by individual portfolio managers, specifically that the portfolio managers may make poor or incorrect decisions, they may rely on poorly chosen, ineffective investment technology and/or risk analyses, or they might apply poor judgement to otherwise effective investment and analyses methods.
Response: The Fund has revised the Management Risk disclosure as follows:
The Fund is actively-managed and may not meet its investment objective based on the Sub-Adviser’s or portfolio managers’ success or failure to implement investment strategies for the Fund. The success of the Fund’s investment program depends largely on the investment techniques and risk analyses applied by the Sub-Adviser and the portfolio managers and the skill of the Sub-Adviser and/or portfolio managers in evaluating, selecting, and monitoring the Fund’s assets. The Fund could experience losses (realized and unrealized) if the judgment of the Sub-Adviser or portfolio managers about markets, or the attractiveness, fundamental value, or potential appreciation of particular investments made for the Fund’s portfolio prove to be incorrect. It is possible the investment techniques and risk analyses employed by the Sub-Adviser and portfolio managers on behalf of the Fund will not produce the desired results.
17.Comment: When referencing the URL for the Fund’s website, please hyperlink the Fund’s website.
Response: The Trust respectfully declines to hyperlink the Fund’s website. According to the EDGAR Manual Volume II, Section 5.2.2.1., “no external references, except for <A HREF=> links to previously filed submissions on the SEC’s Public Website. (i.e., <A HREF=“https://www.sec.gov/Archives/edgar/data/***”) are supported. If an HTML document contains any active content, or unsupported external references, the entire submission will be suspended.”
However, the Trust confirms that electronic versions of the summary prospectus, prospectus, and SAI that are made available to shareholders (i.e., PDFs) will contain hyperlinks to the Fund’s website, as appropriate.

18.Comment: Supplementally confirm that all URLs that reference the Fund’s website will direct investors to a webpage that has the referenced information or a direct link to that information will appear. In addition, confirm that all hyperlinks that are incorporated by reference (e.g., hyperlinks in Part C) are functioning correctly.
Response: The Trust confirms that the URL www.etf.keatinginvestment.com will direct investors to a webpage that has the referenced information (i.e., disclosure of portfolio holdings, shareholder reports (when available), performance information, and premium/discount information). The Trust also confirms that all hyperlinks in Part C are functioning correctly.
19.Comment: In the Additional Information About the Fund’s Investment Objectives and Strategies section, please restate the Fund’s investment objective. Also, consider including how much prior notice shareholders will receive if the investment objective is changed by the Board.
Response: The Fund confirms the changes have been made and has added the following: “Shareholders will be provided with at least 60 days’ advance written notice of such change.”
20.Comment: In the Additional Information About the Fund’s Risk section, please insert “Principal” before Risk in the header.
Response: The Trust has made the requested change.

If you have any questions regarding the above responses, please do not hesitate to contact me at (267) 393-5233 or alyssa@etfarchitect.com

Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Secretary

Appendix A
Fees And Expenses
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	0.85%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.85%
1 The Fund’s investment advisory agreement provides that the Fund’s investment adviser will pay substantially all expenses of the Fund, except for the contractual management fee payment under the Fund’s Investment Advisory Agreement, payments under the Fund’s Rule 12b-1 Distribution and Service Plan, acquired fund fees and expenses, taxes, interest (including borrowing costs), litigation expense and other non-routine or extraordinary expenses. Additionally, the Fund shall be responsible for its non-operating expenses, including brokerage commissions and the fees and expenses associated with the Fund’s securities lending program, if applicable.
2 Other Expenses are estimated for the current fiscal year.
Example
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that the Fund’s operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$87	$271

Appendix B
INVESTMENT OBJECTIVE
The Keating Active ETF (the “Fund”) seeks total return which consists of income and capital appreciation.
PRINCIPAL INVESTMENT STRATEGIES
The Fund’s Investment Strategy
The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing in companies based on the fundamental research conducted by Keating Investment Counselors, Inc., the Fund’s sub-adviser (the “Sub-Adviser”). The Fund invests primarily in U.S.-listed equity securities, including common stock, preferred stock, real estate investment companies (“REITs”), and depositary receipts (e.g., American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). The Fund may also invest in U.S. Treasury securities or in other ETFs that invest in U.S. Treasury securities. In addition, the Fund may invest in other ETFs that invest in international equity securities (including ETFs that provide exposure to developed and/or emerging markets countries or ETFs that focus on a specific country or geographical region) (“International ETFs”). International ETFs will be considered if the Sub-Adviser finds a certain geography (e.g., Vietnam) or characteristic (e.g., small-cap United Kingdom value stocks) to be attractive using the same process used by the Sub-Adviser to select individual equity securities (described below). The Sub-Adviser reviews an International ETF’s underlying holdings and investment process when selecting International ETFs for the Fund.
The Fund may invest in companies of all market capitalizations, but generally invests in U.S. companies with a market capitalization of approximately $500 million or larger. The Fund may also invest in foreign securities that are represented in the U.S. securities markets by depositary receipts representing individual equity securities of non-U.S. companies with a market capitalization of $500 million or larger.
Depositary receipts, including ADRs and GDR are certificates evidencing ownership of securities of a foreign issuer. The certificates are issued by depositary banks and the underlying securities are held in trust by a custodian bank or similar institution. Depositary receipts may be purchased on securities exchanges or directly from dealers. In addition, the Fund’s international investments may provide exposure to developed and/or emerging markets. An emerging market country is any country determined by the Sub-Adviser to have an emerging market economy, considering factors such as the country’s credit rating, its political and economic stability, and the development of its financial and capital markets. Typically, emerging markets are in countries that are in the process of industrializing, with lower gross national products than more developed countries.
When selecting investments for the Fund, the Sub-Adviser looks for opportunities to invest in securities it believes are undervalued (i.e., companies that are trading at a discount relative to the value of the company as estimated by the Sub-Adviser based on the Sub-Adviser’s fundamental research).
The Sub-Adviser’s security selection process begins with identifying potential investment opportunities from a variety of sources (e.g., media sources, macro-economic research, public company filings, etc.). The Sub-Adviser seeks to invest in companies that it believes are undervalued based on the Sub-Adviser’s view of the company’s financial condition and the company’s management, as well as the Sub-Adviser’s view of overall market conditions (e.g., the overall economy and industry conditions).
The Fund invests in securities that, in the Sub-Adviser’s opinion, offer exceptional value relative to their own history and as compared to their industry peers. The Sub-Adviser assesses a company’s financial condition by reviewing a company’s sustainability of earnings and likely future cash flows. The Sub-Adviser determines a company’s sustainable earnings based upon financial and strategic analyses. The Sub-Adviser’s financial analysis of a company’s balance sheet, income statement and statement of cash flows focuses on identifying historical drivers of return on equity. The Sub-Adviser’s strategic analysis examines a company’s competitive advantages and financial strength to assess sustainability.
The Sub-Adviser seeks to identify companies that have defensible positions in their industry due to brands, technology, or geographic advantages (e.g., a communication technology company with an extensive fiber optic network that supports the company’s wireless cellular service, or a restaurant franchisee operating in foreign countries that rely on the corporate franchisor’s advantages). Emphasis is given to growing companies that produce a surplus of cash that they faithfully return to shareholders through stock buybacks and/or rapid dividend growth.
With respect to the Fund’s investments in depositary receipts of emerging markets companies, the Sub-Adviser considers the amount of available research on these companies and determines if the potential investment opportunity is greater than the investment opportunity available from investing in a comparable U.S. company. To form an opinion on whether a company based in an emerging markets country offers exceptional value relative to its peers and has a defensible position in its industry, the Sub-Adviser reviews the company’s long-term financial disclosures (e.g., historical profitability, the company’s utilization of cash, and the likelihood of financial stress) and the outlook presented by the company’s management. The Sub-Adviser then determines its estimate of a fair value and compares it to the company’s market value; the Sub-Adviser conducts similar analyses on such company’s peers and the historical price of the company in determining whether the potential investment opportunity in the emerging markets company is greater than the investment opportunity available from investing in a comparable U.S. company. The Sub-Adviser also considers an emerging market company’s sustainability of earnings (i.e., a historical analysis of the company’s revenue and profitability in the context of its geography and industry) and likely future cash flows (i.e., a forward-looking analysis of macroeconomic factors and the political climate of such country).
Although the Fund seeks investments across a number of sectors, from time to time, based on economic conditions and portfolio positioning to reflect a profile of a universe of stocks, the Fund’s investment strategy may emphasize exposure to particular sectors. As of the date of this Prospectus, the Fund expects to have a significant allocation to companies in the Energy sector. It is anticipated that the Fund will hold approximately 25 to 40 companies within the portfolio.